Exhibit D-1

*1 Commission Opinions, Orders and Notices

Southern Company Services, Inc.

Docket Nos. ER00-1655-000 and ER00-1655-001

Order Accepting for Filing Proposed Market-Based Rates and Amended Intercompany Interchange Contract as Modified

(Issued June 15, 2000)

Before Commissioners: James J. Hoecker, Chairman; William L. Massey, Linda Breathitt, and Curt H (acute)ebert, Jr.

  In this order, we accept for filing, without hearing or suspension, the revised Market- Based Rate Power Sales Tariff (Market Rate Tariff) and the amended and restated Intercompany Interchange Contract (IIC) filed by Southern Company Services, Inc. (SCSI).

Background

  On February 18, 2000, as amended on May 8, 2000, SCSI, as agent for Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric and Power Company (Operating Companies), filed an amended and restated IIC. In its filing, SCSI requests authority to include under the amended and restated IIC a new operating company that SCSI is forming, New Operating Company (NewCo). [FN1] SCSI states that NewCo is being created to consolidate wholesale activities that are currently being conducted on a piecemeal basis by the existing Operating Companies.
  SCSI also proposes to revise the IIC to incorporate all previous Commission-approved amendments into a single "restated" contract and to simplify and modernize the contract. SCSI's proposed substantive changes to the IIC include:
(1) creating a new definition for Assignable Energy to differentiate purchases made for the benefit of all the Operating Companies from those made to meet a specific need involving less than all of the Operating Companies; (2) incorporating a method to adjust the costs to individual Operating Companies in instances where a purchase benefits the system as a whole but adversely impacts an individual Operating Company; (3) allowing all Operating Companies to satisfy their opportunity sale obligations for system sales at the same average system rate; and (4) eliminating a provision specifying that operating and maintenance expenses otherwise classified as variable would be treated as fixed whenever a generating unit was projected to run at less than a 10 percent annual capacity factor (Ten Percent Rule).
  In addition, SCSI proposes to revise its Market Rate Tariff to include NewCo among the companies authorized to sell under its terms. [FN2] Furthermore, SCSI has submitted amendments to its Code of Conduct to reflect the addition of NewCo. SCSI requests an effective date of April 18, 2000 for the amended IIC and the Market Rate Tariff with the exception of the elimination of the Ten Percent Rule, for which the effective date requested is the date that a Commission order is issued accepting the filing without any refund obligation.

Notice and Interventions

  Notice of SCSI's initial filing was published in the Federal Register, 65 Fed. Reg. 11,296 (2000), with comments, protests and motions to intervene due on or before March 10, 2000.
  *2 On March 10, 2000, Oglethorpe Power Corporation (Oglethorpe) and the Board of Water, Light and Sinking Fund Commissioners of the City of Dalton, Georgia (Dalton Utilities) filed timely motions to intervene. Dalton Utilities states that it is not clear what role NewCo will play in the future supply of electric power under existing wholesale agreements between SCSI and customers. Dalton Utilities argues that no action on this filing by the Commission should pre-determine the rights of customers under existing wholesale agreements without the consent of such customers. On March 13, 2000, the Municipal Electric Authority of Georgia (MEAG) filed an untimely motion to intervene, raising nosubstantive issues. On March 27, 2000, SCSI filed a letter stating that the rights of the parties are defined under the existing wholesale agreements and that these rights would not be affected (one way or the other) by this filing.
  On April 14, 2000, a deficiency letter was issued by the Director, Division of Tariffs and Rates-East, concerning SCSI's filing. On May 8, 2000, SCSI filed a supplement to its original filing. Notice of SCSI's supplemental filing was published in the Federal Register, 65 Fed. Reg. 31,306, with comments, protests and motions to intervene due on or before May 22, 2000. No additional comments or interventions were filed.

Discussion

  Procedural Matters
  Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. s 385.214 (1999), the timely, unopposed motions to intervene of Ogelthorpe and Dalton Utilities serve to make them parties to this proceeding.
  We will grant the untimely, unopposed motion to intervene of MEAG given its interest in this proceeding and the absence of any undue prejudice or delay.
  Intercompany Interchange Contract
  SCSI states that NewCo will aggregate into one business unit the wholesale activities currently performed on a piecemeal basis by each of the Operating Companies. SCSI emphasizes that the addition of NewCo will simplify the resource planning and decisionmaking process, while maintaining the benefits and burdens of participation in the wholesale markets, as if the existing Operating Companies had done so directly. SCSI describes the addition of NewCo as one of several ministerial changes that have no substantive effect on rates, practices or procedures under the IIC.
  SCSI's statements make clear that NewCo will stand in the shoes of the existing Operating Companies, i.e., it will simplify the existing wholesale activities without any change in how costs and revenues from wholesale transactions are shared by the existing Operating Companies. Accordingly, we will accept SCSI's addition of NewCo, as well as the other changes to the IIC. Because these statements are not in the IIC, we will direct SCSI to amend the IIC within 30 days of the date of this order to make clear that the existing Operating Companies will continue to share the costs and revenues from NewCo's wholesale transactions just as if the sales were made by the existing Operating Companies themselves. [FN3] Accordingly, we will accept the amended IIC for filing, to become effective as of April 18, 2000, except for the provision eliminating the Ten Percent Rule, which will become effective upon issuance of this order.
  *3 Market-Based Rates
  The Commission allows power sales at market-based rates if the seller and its affiliates do not have, or have adequately mitigated market power in generation and transmission and cannot erect other barriers to entry. In order for the affiliate of a transmission-owning public utility to demonstrate the absence or mitigation of market power, the public utility must have on file with the Commission an open access transmission tariff for the provision of comparable services. The Commission also considers whether there is evidence of affiliate abuse or reciprocal dealing. [FN4]
  As we explain below, we find that SCSI's proposal to include NewCo among those authorized to sell under the Market Rate Tariff meets these standards. Accordingly, we will accept the revision to the Market Rate Tariff for filing without suspension or hearing, to become effective on the date of commencement of service by NewCo.
  1. Generation Market Power
  The Commission has recently evaluated the generation dominance of the applicant and its affiliates in Docket No. ER99-2670-000. [FN5] Our analysis indicated that the market shares of installed and uncommitted capacity of SCSI do not exceed levels the Commission has found to be acceptable, [FN6] and there are no material changes in circumstances that would warrant a different conclusion here.
  Accordingly, we find that NewCo meets the Commission's generation market power standard for approval of market-based rates.
  2. Transmission Market Power
  When an affiliate of a transmission-owning public utility seeks authorization to charge market-based rates, the Commission has required the public utility to have an open access transmission tariff on file before granting such authorization. [FN7] The Southern Company's Operating Companies have filed an open access pro forma compliance transmission tariff in Docket No. OA96-27- 000. [FN8]
  Accordingly, we find that NewCo meets the Commission's transmission market power standard for approval of market-based rates.
  3. Other Barriers to Entry/Reciprocal Dealing
  We are satisfied with SCSI's explanation that there are no other barriers to entry or reciprocal dealing considerations of concern here.
  4. Affiliate Abuse
  SCSI states that NewCo will not sell power to, or purchase power from, any affiliated entity with a franchised service territory unless the Commission first approves such a transaction in a separate order under Section 205 of the Federal Power Act (FPA), 16 U.S.C. s 824d (1994).
  In addition, SCSI states that it has amended its Code of Conduct, which has been previously accepted by the Commission, [FN9] to reflect the addition of NewCo as a system company. The amended Code of Conduct satisfies the Commission's affiliate abuse requirements for the separation of personnel, the pricing of non- power goods and services and the requirement concerning the sharing of all market information.
  *4 With these safeguards, we are satisfied with SCSI's explanation that there are no affiliate abuse considerations of concern here.
  Waivers, Authorizations and Reporting Requirements
  We will grant NewCo the following waivers, consistent with those granted to other entities with market-based rate authorization: (1) waiver of the accounting and related reporting requirements of Parts 41, 101 and 141 of the Commission's regulations, with the exception of 18 C.F.R. ss 141.14, .15 (1999);
(2) permission to make abbreviated filings under Part 45; (3) waiver of the requirements of Subpart B and C of Part 35, except Sections 35.12(a), 35.13(b),
35.15 and 35.16; and (4) blanket approval for issuances of securities or assumptions of liabilities pursuant to Part 34 of the Commission's regulations.
  Consistent with procedures we have adopted in other cases, NewCo may file umbrella service agreements for short-term power sales (one year or less) within 30 days of the date of commencement of short-term service, to be followed by quarterly transaction summaries of specific sales. [FN10] For long- term transactions (longer than one year), NewCo must submit the actual individual service agreement for each transaction within 30 days of the date of commencement of service.
  To ensure the clear identification of filings,and in order to facilitate the orderly maintenance of the Commission's files and public access to documents, long-term transaction service agreements should not be filed with the short-term transaction summaries.
  Additionally, we will direct NewCo to inform the Commission promptly of any change in status that would reflect a departure from the characteristics the Commission has relied upon in approving market-based pricing. These include, but are not limited to: (1) ownership of generation or transmission facilities or inputs to electric power production other than fuel supplies; or (2) affiliation with any entity not disclosed in the filing that owns generation or transmission facilities or inputs to electric power production, or affiliation with any entity that has a franchised service area. [FN11] Alternatively, NewCo may elect to report such changes with the updated market analysis it will be required to file every three years. [FN12]

The Commission orders:
  (A) SCSI's revised Market Rate Tariff is hereby accepted for filing, without suspension or hearing, to become effective on the date of commencement of service of NewCo.
  (B) SCSI is hereby directed to revise the IIC as discussed in the body of this order within 30 days of the date of this order.
  (C) SCSI's amended and restated IIC is hereby accepted for filing, without suspension or hearing, to become effective on April 18, 2000 except for the provision eliminating the Ten Percent Rule, which will become effective upon issuance of this order.
  (D) NewCo is hereby directed to inform the Commission of the date of commencement of service within 10 days of that date.
  *5 (E) NewCo's request for waiver of Parts 41, 101, and 141 of the Commission's regulations is hereby granted, as discussed in the body of this order.
  (F) Within 30 days of the date of this order, any person desiring to be heard or to protest the Commission's blanket approval of issuances of securities or assumptions of liabilities by NewCo should file a motion to intervene or protest with the Federal Energy Regulatory Commission, 888 First Street, NE., Washington, D.C. 20426, in accordance with Rules 211 and 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss 385.211 and 385.214 (1999).
  (G) Absent a request to be heard within the period set forth in Ordering Paragraph (F) above, NewCo is hereby authorized to issue securities and assume obligations or liabilities as guarantor, indorser, surety, or otherwise in respect of any security of another person; provided that such issue or assumption is for some lawful object within the corporate purpose of NewCo, compatible with the public interest, and reasonably necessary or appropriate for such purposes.
  (H) Until further order of this Commission, the full requirements of Part 45 of the Commission's regulations, except as noted below, are hereby waived with respect to any person now holding or who may hold an otherwise proscribed interlocking directorate involving NewCo. Any such person instead shall file a sworn application providing the following information:
    (1) the full name and business address; and
    (2) all jurisdictional interlocks, identifyingthe affected companies and the positions held by that person.
  (I) The Commission reserves the right to modify this order to require a further showing that neither public nor private interests will be adversely affected by continued Commission approval of NewCo's issuances of securities or assumptions of liabilities, or by the continued holding of any affected interlocks.
  (J) NewCo's request for waiver of the provisions of Subparts B and C of Part 35 of the Commission's regulations, with the exception of Sections 35.12(a), 35.13(b), 35.15 and 35.16, is hereby granted.
  (K) NewCo is hereby directed to conform to the filing and reporting requirements specified in this order. The first quarterly report of transactions undertaken by NewCo under its market-based power sales tariff will be due within 30 days of the calender quarter in which service commences.
  (L) NewCo is hereby directed to file an updated market analysis within three years of the date of this order, and every three years thereafter.
  (M) NewCo is hereby directed to inform the Commission promptly of any change in status that would reflect a departure from the characteristics the Commission has relied upon in approving market-based pricing. Alternatively, as discussed in the body of this order, NewCo may elect to report any such changes every three years with the updated market analysis filed pursuant to Ordering Paragraph (L) above. NewCo shall notify the Commission of which option it elects in the first quarterly report filed pursuant to Ordering Paragraph (K) above.
  *6 (N) SCSI is hereby informed of the following rate schedule designations:

Southern Company Services, Inc.

Docket No. ER00-1655-000

Rate Schedule Designations

Effective Date: Date of Commencement of Service of NewCo

Designation-Description

(1) FERC Electric Tariff, First Revised Volume No. 4 Original Sheet Nos. 1-7 (Supersedes Original Volume No. 4)-Market- Based Rate Tariff and Code of Conduct

Effective Date: April 18, 2000

(2) Rate Schedule FERC No. 138 (Supersedes Rate Schedule FERC No. 65, as supplemented)-Amended and Restated Intercompany Interchange Contract and Allocation Methodology and Rate Manual

  FN1      SCSI notes that NewCo is subject to regulatory approval from the
Securities and Exchange Commission (SEC). However, this approval has not yet been obtained. Upon receipt of SEC approval, SCSI states that a submittal to this Commission will be made to reflect the formal name of NewCo.

  FN2      SCSI also proposes to revise its Market Rate Tariff (Sections 6.1 and
6.2) to adopt the prime rate published in the Wall Street Journal as the applicable interest rate. Further, SCSI has filed to update Section 1.4 of its Market Rate Tariff to reflect the change from separate Point-to-Point and Network Transmission Tariffs to the single Open Access Transmission Tariff required by Order No. 888. See Promoting Wholesale Competition Through Wholesale Open Access Non-Discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, FERCStatutes and Regulations, Regulations Preambles January 1991- June 1996 P 31,036 (1996) (Order No. 888), order on reh'g, FERC Statutes and Regulations P 31,048 (1997) (Order No. 888-A), order on reh'g, 81 FERC P 61,248 (1997) (Order
No. 888-B), order on reh'g, 82 FERC P 61,046 (1998) (Order No. 888-C).

  FN3      See SCSI transmittal letter at 3-4; SCSI supplemental response at 6-
7.

  FN4      E.g., Progress Power Marketing, Inc., 76 FERC P 61,155, at p. 61,919
(1996), letter order approvingsettlement, 79 FERC P 61,149 (1997); Northwest Power Marketing Company, L.L.C., 75 FERC P 61,281, at p. 61,889 (1996); accord Heartland Energy Services, Inc. et al., 68 FERC P 61,223, at pp. 62,060-63
(1994) (Heartland).

  FN5      Southern Operating Companies, letter order issued May 28, 1999.

  FN6      See, e.g., Louisiana Energy and Power Authority v. FERC, 141 F.3d 364
(D.C. Cir. 1998).

  FN7      See Order No. 888, FERC Statutes and Regulations at pp. 31,656-57;
accord Southern Company Services, Inc., 71 FERC P 61,392, at p. 62,536 (1995); Heartland, 68 FERC at pp. 62,059-60.

  FN8      Allegheny Power Systems, Inc., et al., 77 FERC P 61,266 (1996),
clarified, 80 FERC P 61,143 (1997).

  FN9      SEI Wisconsin, L.L.C., Docket No ER99-669-001, letter order, issued
February 26, 1999.

  FN10     See Cataula Generating Company, L.P., 79 FERC P 61,261, at p. 62,134
(1997); Kincaid Generation, L.L.C., 78 FERC P 61,082, at pp. 61,300-01 (1997);
see also Southern Company Services, Inc., 75 FERC P 61,130, at pp. 61,444-45, clarified, 75 FERC P 61,353 (1996).

  FN11     See, e.g., Morgan Stanley Capital Group, 69 FERC P 61,175, at p.
61,695 (1994), order on reh'g, 72 FERC P 61,082 (1995); InterCoast Power Marketing Company, 68 FERC P 61,248, at p. 62,134, clarified, 68 FERC P 61,324
(1994).

  FN12     We reserve the right to require such an analysis at any time.
Federal Energy Regulatory Commission
91 FERC P 61,259, 2000 WL 773047 (F.E.R.C.)
END OF DOCUMENT